Exhibit 99.3

News Release – 3	May 20, 2019

Auditors Report (Consolidated)

Independent Auditors’ Report on consolidated audited annual financial results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

Board of Directors of

Tata Motors Limited

We have audited the consolidated annual financial results of Tata Motors Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group), its associates, its jointly controlled entities and its joint operations for the year ended 31 March 2019, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’). Attention is drawn to the fact that the figures for the last quarter ended 31 March 2019 and the corresponding quarter ended in the previous year as reported in these consolidated annual financial results are the balancing figures between consolidated audited figures in respect of the full financial year and the published year to date consolidated figures upto the end of the third quarter of the relevant financial year. Also the figures up to the end of the third quarter had only been reviewed and not subjected to audit.

These consolidated annual financial results have been prepared from consolidated annual financial statements and reviewed quarterly consolidated financial results which are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated annual financial results based on our audit of such consolidated annual financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in the Companies (Indian Accounting Standards) Rules, 2015 as per Section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India and in compliance with the Listing Regulations.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated annual financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by Management. We believe that our audit provides a reasonable basis for our opinion.

(a)

We did not audit the financial statements of  three subsidiaries, seventy-seven step-down subsidiaries  and one joint  operation included in the consolidated annual financial results, whose annual financial statements reflect total assets of Rs. 225,217.80 crores as at 31 March 2019 as well as the total revenue of Rs. 234,568.66 crores for the year ended 31 March 2019. The consolidated annual financial results also include the Group’s share of net profit (and other comprehensive income) of Rs. 22.16 crores for the year ended 31 March 2019 in respect of six associates and two jointly controlled entities, whose financial statements have not been audited by us. These annual financial statements and other financial information have been audited by other auditors whose reports have been furnished to us by Management, and our opinion on the consolidated annual financial results, to the extent they have been derived from such annual financial statements is based solely on the report of such other auditors.

Independent Auditors’ Report on consolidated audited annual financial results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (continued)

Tata Motors Limited

Certain of these subsidiaries and step-down subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s Management has converted the financial statements of such subsidiaries and step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Company’s Management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and step-down subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the Management of the Company and audited by us.

(b)

The financial statements/financial information of four subsidiaries and six step-down subsidiaries, whose financial statements/financial information reflect total assets of Rs. 19,393.52 crores as at 31 March 2019 as well as the total revenue of Rs. 1,548.83 crores for the year ended on 31 March 2019, as considered in the consolidated annual financial results, have not been audited either by us or by other auditors. The consolidated annual financial results also include the Group’s share of net profit (and other comprehensive income) of Rs. 3.41 crores for the year ended 31 March 2019, as considered in the consolidated annual financial results, in respect of one associate and one jointly controlled entity, whose financial statements/financial information have not been audited by us or by other auditors. These unaudited financial statements/financial information have been furnished to us by the Management and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, associate and jointly controlled entity, is based solely on such unaudited financial statements/financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements/financial information are not material to the Group.

Our opinion on the consolidated annual financial results is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the  financial statements/financial information certified by the Management.

In our opinion and to the best of our information and according to the explanations given to us and based on consideration of reports of other auditors on separate financial statements of the subsidiaries, step-down subsidiaries, associates, jointly controlled entities and joint operations as aforesaid, these financial results:

(i)	include the annual financial results of the entities listed in Annexure 1;

(ii)	have been presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

Independent Auditors’ Report on consolidated audited annual financial results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (continued)

Tata Motors Limited

(iii)	give a true and fair view of the net consolidated loss and other comprehensive income and other financial information for the year ended 31 March 2019.

The impact of uncertainties due to United Kingdom exiting the European Union (Brexit) on our audit

In respect of a material step-down subsidiary with significant operations in the United Kingdom (UK), the financial statements of which have been audited by another auditor, we report that the uncertainties related to the effects of Brexit are relevant to understanding our audit of the consolidated financial statements.  All audits assess and challenge the reasonableness of estimates such as the valuation of long-life intangible assets, capitalisation of product engineering costs and the related disclosures and the appropriateness of the going concern basis of preparation of the financial statements.  All of these depend on assessments of the future economic environment and the entity’s future prospects and performance.

Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. The other auditor applied their standardized firm-wide approach in response to that uncertainty when assessing the entity’s future prospects and performance. No audit should be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Place: Mumbai	Partner
Date: 20 May 2019	Membership No: 049265

Independent Auditors’ Report on annual consolidated financial results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 31 March 2019

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES
1	Concorde Motors (India) Limited
2	TAL Manufacturing Solutions Limited (ceased to be subsidiary with effect from 29 March, 2019)
3	Tata Motors European Technical Centre PLC
4	Tata Motors Insurance Broking and Advisory Services Limited
5	TMF Holdings Limited
6	TML Holdings Pte. Limited
7	TML Distribution Company Limited
8	Tata Hispano Motors Carrocera S.A.
9	Tata Hispano Motors Carrocerries Maghreb SA
10	Trilix S.r.l.
11	Tata Precision Industries Pte. Limited
12	Tata Technologies Limited
13	Tata Marcopolo Motors Limited
(B) TATA MOTORS - INDIRECT SUBSIDIARIES
(i) Subsidiaries of TML Holdings Pte. Ltd.
14	Tata Daewoo Commercial Vehicle Company Limited
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
16	Tata Motors (Thailand) Limited
17	Tata Motors (SA) (Proprietary) Limited
18	PT Tata Motors Indonesia
19	PT Tata Motors Distribusi Indonesia
20	TMNL Motor Services Nigeria Limited
21	Jaguar Land Rover Automotive plc
(ii) Subsidiaries of Jaguar Land Rover Automotive plc
22	Jaguar Land Rover Holdings Limited
(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
23	Jaguar Land Rover Limited
24	Jaguar Land Rover (China) Investment Co. Ltd
25	Limited Liability Company “Jaguar Land Rover” (Russia)
(iv) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd
26	Shanghai Jaguar Land Rover Automotive Services Company Limited
(v) Subsidiaries of Jaguar Land Rover Limited
27	Jaguar Land Rover Austria GmbH
28	Jaguar Land Rover Japan Limited
29	JLR Nominee Company Limited (dormant)
30	Jaguar Land Rover Deutschland GmbH
31	Jaguar Land Rover Classic Deutschland GmbH
32	Jaguar Land Rover North America LLC
33	Jaguar Land Rover Nederland BV

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
34	Jaguar Land Rover Portugal - Veículos e Peças, Lda.
35	Jaguar Land Rover Australia Pty Limited
36	Jaguar Land Rover Italia Spa
37	Jaguar Land Rover Korea Company Limited
38	Jaguar Land Rover Canada ULC
39	Jaguar Land Rover France, SAS
40	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA
41	Jaguar Land Rover (South Africa) Holdings Limited
42	Jaguar Land Rover India Limited
43	Jaguar Land Rover Espana SL
44	Jaguar Land Rover Belux NV
45	Jaguar Cars South Africa (Pty) Limited
46	Jaguar Cars Limited
47	Land Rover Exports Limited
48	Land Rover Ireland Limited
49	The Daimler Motor Company Limited
50	Daimler Transport Vehicles Limited
51	S.S. Cars Limited
52	The Lanchester Motor Company Limited
53	Jaguar Land Rover Pension Trustees Limited
54	Jaguar Land Rover Slovakia s.r.o
55	Jaguar Land Rover Singapore Pte. Ltd.
56	Jaguar Racing Limited
57	InMotion Ventures Limited
58	Jaguar Land Rover Colombia S.A.S
59	Jaguar Land Rover Ireland (Services) Limited
60	Jaguar Land Rover Mexico, SAPi de CV
61	Jaguar Land Rover Servicios Mexico, S.A. de C.V.
62	Jaguar Land Rover Taiwan Company LTD
63	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)
64	Jaguar Land Rover Hungary KFT
65	Spark44 (JV) Limited
(vi) Subsidiaries of Spark44 (JV) Limited
66	Spark44 Pty. Ltd. (Sydney)
67	Spark44 GMBH (Frankfurt)
68	Spark44 LLC (LA & NYC)
69	Spark44 Shanghai Limited (Shanghai)

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
70	Spark44 Middle East DMCC (Dubai)
71	Spark44 Demand Creation Partners Limited (Mumbai)
72	Spark44 Limited (London & Birmingham)
73	Spark44 Pte Ltd (Singapore)
74	Spark44 Communication SL (Madrid)
75	Spark44 SRL (Rome)
76	Spark44 Seoul Limited (Seoul)
77	Spark44 Japan KK (Tokyo)
78	Spark44 Canada Inc (Toronto)
79	Spark44 Pty. Limited (South Africa)
80	Spark44 Taiwan Limited (Taiwan)
81	Spark44 Colombia S.A.S (Colombia)
(vii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited
82	Jaguar Land Rover (South Africa) (Pty) Limited
(viii) Subsidiaries of InMotion Ventures Limited
83	InMotion Ventures 1 Limited
84	InMotion Ventures 2 Limited
85	InMotion Ventures 3 Limited
86	InMotion Ventures 4 Limited
(ix) Subsidiaries of Tata Technologies Ltd.
87	Tata Technologies Pte. Limited
88	Tata Technologies (Thailand) Limited
89	Tata Technologies Inc.
90	Tata Manufacturing Technologies (Shanghai) Co. Limited
91	INCAT International Plc.
92	INCAT GmbH
93	Tata Technologies Europe Limited
94	Escenda Engineering AB
95	Tata Technologies de Mexico, S.A. de C.V.
96	Cambric GmbH
97	Cambric Limited
98	Tata Technologies SRL Romania
(x) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)
99	Tata Motors Finance Solutions Limited
100	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)
(C) TATA MOTORS – ASSOCIATES
101	Jaguar Cars Finance Limited
102	Synaptiv Limited
103	Cloud Car Inc
104	Drive Club Service Pte Ltd
105	Automobile Corporation of Goa Limited
106	Nita Company Limited
107	Tata Hitachi Construction Machinery Company Private Limited
108	Tata Precision Industries (India) Limited
109	Tata AutoComp Systems Limited
110	Loginomic Tech Solutions Private Limited

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(D) TATA MOTORS - JOINT OPERATIONS
111	Tata Cummins Private Limited
112	Fiat India Automobiles Private Limited
(E) TATA MOTORS - JOINT VENTURES
113	Chery Jaguar Land Rover Automotive Company Limited
114	JT Special Vehicles Private Limited
115	Tata HAL Technologies Limited